The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 1, 2024

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023, product supplement no. 2-I dated April 13, 2023 and prospectus addendum dated June 3, 2024	Registration Statement Nos. 333-270004 and 333-270004-01 Dated July , 2024 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Auto Callable Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar due July 16, 2025

General

•	The notes are designed for investors who seek early exit prior to maturity at a premium if the Spot Rate on the applicable Review Date is less than or equal to the applicable Call Value (i.e., (i) with respect to the first Review Date, the Brazilian real appreciates or remains flat relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date or (ii) with respect to each remaining Review Date, the Brazilian real appreciates, remains flat or depreciates relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date but does not depreciate to such an extent that the Spot Rate on that Review Date exceeds the applicable Call Value). The Call Value for each Review Date increases progressively over the term of the notes. The Spot Rate decreases as the Brazilian real appreciates relative to the U.S. dollar and increases as the Brazilian real depreciates relative to the U.S. dollar.
•	If the notes are not automatically called (and therefore the Ending Spot Rate is greater than the Call Value applicable to the final Review Date (i.e., the Brazilian real depreciates relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate and the Ending Spot Rate exceeds the Call Value applicable to the final Review Date)) and if and the Reference Currency Return is less than the Contingent Buffer Percentage of -20%, investors will lose at least 20% of their principal. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest payments in exchange for the opportunity to receive a premium payment if the notes are automatically called. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The earliest date on which an automatic call may be initiated is October 11, 2024†.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Currency:	Brazilian real (BRL)
Base Currency:	U.S. dollar (USD)
Automatic Call:	If the Spot Rate on any Review Date is less than or equal to the applicable Call Value, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Value:

The Call Value with respect to each Review Date is set forth below:

•       100.00% of the Strike Rate on the first Review Date

•      102.50% of the Strike Rate on the second Review Date

•      105.00% of the Strike Rate on the third Review Date

•      110.00% of the Strike Rate on the final Review Date

Payment if Called:

For every $1,000 principal amount note, you will receive one payment of $1,000 plus the call premium amount calculated as follows:

•      at least 4.57%* × $1,000 if called on the first Review Date

•      at least 9.14%* × $1,000 if called on the second Review Date

•      at least 13.71%* × $1,000 if called on the third Review Date

•      at least 18.28%* × $1,000 if called on the final Review Date

* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 4.57%, 9.14%, 13.71% and 18.28%, respectively.

Payment at Maturity:

If the notes are not automatically called but the Reference Currency Return is greater than or equal to the Contingent Buffer Percentage, you will receive the principal amount of your notes at maturity.

If the notes are not automatically called and the Reference Currency Return is less than the Contingent Buffer Percentage, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

If the notes are not automatically called and the Reference Currency Return is less than the Contingent Buffer Percentage of -20%, you will lose more than 20% of your principal amount and could lose up to the entire principal amount of your notes at maturity.

Contingent Buffer Percentage:	-20%
Reference Currency Return:	Strike Rate — Ending Spot Rate
Strike Rate

In no event, however, will the Reference Currency Return be less than -100%.

Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — Risks Relating to the Reference Currency — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.

Strike Rate:	5.5835, which is an exchange rate of the Brazilian real relative to the U.S. dollar, expressed as a number of Brazilian reais per one U.S. dollar, determined by reference to certain intraday exchange rates of the Brazilian real relative to the U.S. dollar on the Strike Date. The Strike Rate is not determined by reference to the Spot Rate on the Strike Date or the Pricing Date. See “Risk Factors — Risks Relating to Conflicts of Interest — Potential Conflicts” in this pricing supplement for more information.
Ending Spot Rate:	The Spot Rate on the final Review Date
Strike Date:	June 28, 2024
Pricing Date:	On or about July 1, 2024
Original Issue Date:	On or about July 5, 2024 (Settlement Date)
Review Dates†:	October 11, 2024, January 10, 2025, April 11, 2025 and July 11, 2025 (final Review Date)
Call Settlement Date†:	October 17, 2024, January 15, 2025, April 16, 2025 and the Maturity Date
Maturity Date†:	July 16, 2025
CUSIP:	48133W7H5
Other Key Terms	See “Additional Key Terms” on page PS-1 of this pricing supplement.
†	Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $972.30 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $960.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000121390023029567/ea151907_424b2.pdf

●	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

•	Prospectus addendum dated June 3, 2024:

http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial center for the Reference Currency (which is São Paulo, Brazil) and (b) banking institutions in the City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Brazilian reais per one U.S. dollar and is equal to the Brazilian real per one U.S. dollar exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page BRLPTAX=CBBR (or any successor page) at approximately 1:15 p.m., São Paulo time, on that day.

Supplemental Terms of the Notes

Any values of the Reference Currency relative to the Base Currency, and any values derived therefrom, included in this pricing supplement may be corrected, in the event of manifest error or inconsistency, by amendment of this pricing supplement and the corresponding terms of the notes.  Notwithstanding anything to the contrary in the indenture governing the notes, that amendment will become effective without consent of the holders of the notes or any other party.

How Do Exchange Rates and the Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Brazilian reais per U.S. dollar. As a result, a decrease in the Spot Rate from the Strike Rate to the Spot Rate on a Review Date means that the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the Strike Rate to the Spot Rate on to that Review Date. This means that one Brazilian real could purchase more U.S. dollars on that Review Date than it could on the Pricing Date at the Strike Rate. Viewed another way, it would take fewer Brazilian reais to purchase one U.S. dollar on that Review Date than it did on the Pricing Date at the Strike Rate.

For example, assuming the Strike Rate is 5.60 for the Brazilian real relative to the U.S. dollar and the Spot Rate on a Review Date is 5.04 the Brazilian real has appreciated / strengthened relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date.

Conversely, an increase in the Spot Rate from the Strike Rate to the Spot Rate on a Review Date means that the Brazilian real has depreciated / weakened relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date. This means that it would take more Brazilian reais to purchase one U.S. dollar on that Review Date than it did on the Pricing Date at the Strike Rate. Viewed another way, one Brazilian real could purchase fewer U.S. dollars on that Review Date than it could on the Pricing Date at the Strike Rate.

JPMorgan Structured Investments —	PS-1
Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

For example, assuming the Strike Rate is 5.60 for the Brazilian real relative to the U.S. dollar and the Spot Rate on a Review Date is 7.84, the Brazilian real has depreciated / weakened relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date.

The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian reais at the Strike Rate on the Pricing Date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return of the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return. In addition, the magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Strike Rate of 5.60 for the Brazilian real relative to the U.S. dollar.

Example 1: The Brazilian real weakens from the Strike Rate of 5.60 Brazilian reais per U.S. dollar to the Ending Spot Rate of 7.84 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -40.00%, calculated as follows:

(5.60 – 7.84) / 5.60 = -40.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -28.57%.

Example 2: The Brazilian real weakens from the Strike Rate of 5.60 Brazilian reais per U.S. dollar to the Ending Spot Rate of 11.20 Brazilian reais per U.S. dollar.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(5.60 – 11.20) / 5.60 = -100.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -50.00%.

As Examples 1 and 2 above demonstrate, the magnifying effect on any depreciation of a Reference Currency relative to the U.S. dollar increases as the applicable Reference Currency Return decreases.

The hypothetical Strike Rate, Spot Rates on any Review Dates, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	PS-2
Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized with respect to the applicable Review Date for a range of movements in the Spot Rate as shown under the “Spot Rate at Review Date” and “Ending Spot Rate” columns. The following table and examples assume a Strike Rate of 5.60, reflect the Contingent Buffer Percentage of -20% and the Call Values set forth set forth above under “Key Terms — Call Values” above. The table and examples assume that the call premiums used to calculate the call price applicable to the first, second, third and final Review Dates are 4.57%, 9.14%, 13.71% and 18.28%, respectively, regardless of any appreciation of the Brazilian real relative to the U.S. dollar, which may be significant; the actual call premiums will be provided in the pricing supplement. There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Review Dates Prior to the Final Review Date				Final Review Date
Spot Rate at Review Date	Total Return at First Call Settlement	Total Return at Second Call Settlement	Total Return at Third Call Settlement	Ending Spot Rate	Reference Currency Return(1)	Total Return at Maturity
1.12000	4.57%	9.14%	13.71%	1.12000	80.00%	18.28%
1.96000	4.57%	9.14%	13.71%	1.96000	65.00%	18.28%
2.80000	4.57%	9.14%	13.71%	2.80000	50.00%	18.28%
3.36000	4.57%	9.14%	13.71%	3.36000	40.00%	18.28%
3.92000	4.57%	9.14%	13.71%	3.92000	30.00%	18.28%
4.48000	4.57%	9.14%	13.71%	4.48000	20.00%	18.28%
4.76000	4.57%	9.14%	13.71%	4.76000	15.00%	18.28%
5.04000	4.57%	9.14%	13.71%	5.04000	10.00%	18.28%
5.32000	4.57%	9.14%	13.71%	5.32000	5.00%	18.28%
5.46000	4.57%	9.14%	13.71%	5.46000	2.50%	18.28%
5.54400	4.57%	9.14%	13.71%	5.54400	1.00%	18.28%
5.60000	4.57%	9.14%	13.71%	5.60000	0.00%	18.28%
5.65600	N/A	9.14%	13.71%	5.65600	-1.00%	18.28%
5.74000	N/A	9.14%	13.71%	5.74000	-2.50%	18.28%
5.88000	N/A	N/A	13.71%	5.88000	-5.00%	18.28%
6.16000	N/A	N/A	N/A	6.16000	-10.00%	18.28%
6.44000	N/A	N/A	N/A	6.44000	-15.00%	0.00%
6.72000	N/A	N/A	N/A	6.72000	-20.00%	0.00%
6.72056	N/A	N/A	N/A	6.72056	-20.01%	-20.01%
7.28000	N/A	N/A	N/A	7.28000	-30.00%	-30.00%
7.84000	N/A	N/A	N/A	7.84000	-40.00%	-40.00%
8.40000	N/A	N/A	N/A	8.40000	-50.00%	-50.00%
8.96000	N/A	N/A	N/A	8.96000	-60.00%	-60.00%
9.52000	N/A	N/A	N/A	9.52000	-70.00%	-70.00%
10.08000	N/A	N/A	N/A	10.08000	-80.00%	-80.00%
10.64000	N/A	N/A	N/A	10.64000	-90.00%	-90.00%
11.20000	N/A	N/A	N/A	11.20000	-100.00%	-100.00%

(1) In no event will the Reference Currency Return be less than -100%.

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Strike Rate of 5.600 to a Spot Rate of 5.04 on the first Review Date. Because the Spot Rate on the first Review Date is less than or equal to the applicable Call Value, the notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,045.70 per $1,000 principal amount note. No further payments will be made on the notes.

Example 2: The Reference Currency depreciates from the Strike Rate of 5.60 to a Spot Rate of 5.74 on the first Review Date, 6.72 on the second Review Date, 7.28 on the third Review Date and to an Ending Spot Rate of 5.88. Because the Spot Rate on each of the first three Review Dates is greater than the applicable Call Value, the

JPMorgan Structured Investments —	PS-3
Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

notes are not automatically called on those Review Dates. However, because the Ending Spot Rate of 6.16 is less than the applicable Call Value, even though the Ending Spot Rate is greater than the Strike Rate, the notes are automatically called, and the investor receives a single payment at maturity of $1,182.80 per $1,000 principal amount note.

Example 3: The Reference Currency depreciates from the Strike Rate of 5.60 to a Spot Rate of 6.16 on the first Review Date, 6.44 on the second Review Date and 7.28 on the third Review Date and to an Ending Spot Rate of 6.44. Because (a) the Spot Rate on each Review Date is greater than the applicable Call Value and (b) the Reference Currency Return of -15% is not less than the Contingent Buffer Percentage of -20%, the notes are not automatically called, and the investor receives a single payment at maturity equal to the principal amount of $1,000 per $1,000 principal amount note.

Example 4: The Reference Currency depreciates from the Strike Rate of 5.60 to a Spot Rate of 5.88 on the first Review Date, 6.72 on the second Review Date and 8.40 on the third Review Date and to an Ending Spot Rate of 7.84. Because (a) the Spot Rate on each Review Date is greater than the applicable Call Value and (b) the Reference Currency Return of -40% is less than the Contingent Buffer Percentage of -20%, the notes are not automatically called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-4
Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

Selected Purchase Considerations

•	CAPPED APPRECIATION POTENTIAL — If the Spot Rate on any Review Date is less than or equal to the applicable Call Value (i.e., (i) with respect to the first Review Date, the Brazilian real appreciates or remains flat relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date or (ii) with respect to each remaining Review Date, the Brazilian real appreciates, remains flat or depreciates relative to the U.S. dollar from the Strike Rate to the Spot Rate on that Review Date but does not depreciate to such an extent that the Spot Rate on that Review Date exceeds the applicable Call Value), your investment will yield a payment per $1,000 principal amount note of $1,000 plus (i) at least 4.57%* × $1,000 if called on the first Review Date; (ii) at least 9.14%* × $1,000 if called on the second Review Date; (iii) at least 13.71%* × $1,000 if called on the third Review Date; or (iv) at least 18.28%* × $1,000 if called on the final Review Date. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.

* The actual call premiums applicable to the first, second, third and final Review Dates will be provided in the pricing supplement and will not be less than 4.57%, 9.14%, 13.71% and 18.28%, respectively.

•	POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE — While the original term of the notes is approximately one year, the notes will be automatically called before maturity if the Spot Rate on any Review Date is less than or equal to the applicable Call Value, and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.
•	LIMITED PROTECTION AGAINST LOSS — If the notes are not automatically called (and therefore the Ending Spot Rate is greater than the Call Value applicable to the final Review Date (i.e., the Brazilian real depreciates relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate and the Ending Spot Rate exceeds the Call Value applicable to the final Review Date)) and the Reference Currency Return is greater than or equal to the Contingent Buffer Percentage of -20%, you will be entitled to receive the full principal amount of your notes at maturity, subject to the credit risk of JPMorgan Chase & Co. If the notes are not automatically called and the Reference Currency Return is less than the Contingent Buffer Percentage of -20%, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, you will lose more than 20% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	RETURN DEPENDENT ON THE BRAZILIAN REAL RELATIVE TO THE U.S. DOLLAR — The return on the notes is dependent on the performance of the Brazilian real, which we refer to as the Reference Currency, relative to the U.S. dollar, which we refer to as the Base Currency, and will vary based on changes in the value of the Brazilian real relative to the U.S. dollar as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — Risks Relating to the Reference Currency — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the U.S. Dollar” in this pricing supplement for more information.
•	TAX TREATMENT — In determining our reporting responsibilities, we intend to treat the notes for U.S. federal income tax purposes as “open transactions” that are not debt instruments, as described in the section entitled “Material U.S. Federal Income Tax Consequences – Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 2-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.

No statutory, judicial or administrative authority directly addresses the characterization of the notes (or similar instruments) for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code. Ordinary foreign currency losses are potentially subject to certain reporting requirements. However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available. If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as short-term capital gain or loss unless you have held the note for more than one year at that time. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

JPMorgan Structured Investments —	PS-5
Review Notes Linked to the Performance of the Brazilian Real Relative to the U.S. Dollar

The IRS or a court may not respect the treatment of the notes as “open transactions,” in which case the timing and character of any income or loss on the notes could be materially and adversely affected. For example, there can be no assurance that the IRS would not seek to recharacterize the securities as debt instruments. In that event, the notes could be treated as contingent payment debt instruments (which might be viewed as denominated either in U.S. dollars or in Brazilian reais), in which case you would be required to accrue original issue discount on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity, and no Section 988 Election would be available. In 2007, the IRS issued a revenue ruling holding that a financial instrument with some similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in some respects from the instrument described in the revenue ruling. If the revenue ruling were applied to the notes, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Brazilian real, the U.S. dollar or the exchange rate between the Brazilian real and the U.S. dollar or any contracts related to the Brazilian real, the U.S. dollar or the exchange rate between the Brazilian real and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement, in Annex A to the accompanying prospectus addendum and below.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes are not automatically called (and therefore the Ending Spot Rate is greater than the Call Value applicable to the final Review Date (i.e., the Brazilian real depreciates relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate and the Ending Spot Rate exceeds the Call Value applicable to the final Review Date)) and the Reference Currency Return is less than the Contingent Buffer Percentage of -20%, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, you will lose more than 20% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make

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payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.

•	LIMITED RETURN ON THE NOTES — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of any appreciation in the Brazilian real relative to the U.S. dollar, which may be significant. The Spot Rate at various times during the term of the notes could be higher than the Spot Rate on any Review Date or at maturity. You may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Reference Currency.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER PERCENTAGE MAY TERMINATE ON THE FINAL REVIEW DATE — If the notes are not automatically called and the Reference Currency Return is less than the Contingent Buffer Percentage, the benefit provided by the Contingent Buffer Percentage will terminate and you will be fully exposed to any depreciation in the Brazilian real relative to the U.S. dollar, as reflected in the Reference Currency Return.
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, the estimated value of the notes and the call premiums will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the call premiums.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Strike Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Rate, that might affect the value of your notes.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition,

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market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rate of the Reference Currency relative to the Base Currency and the volatility of that exchange rate;
•	suspension or disruption of market trading in the Reference Currency or the Base Currency;
•	the likelihood of an automatic call being triggered;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Currency

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR — The Reference Currency Return reflects the return of the Brazilian real relative to the U.S. dollar from the Strike Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the U.S. dollar that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the U.S. dollar would be to calculate the return that would be achieved by converting U.S. dollars into Brazilian reais at the Strike Rate on the Pricing Date and then, on the final Review Date, converting back into U.S. dollars at the Ending Spot Rate. In this pricing supplement, we refer to the return on the Brazilian real relative to the U.S. dollar calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

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Under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the U.S. dollar will be magnified, as compared to a conversion return. The magnifying effect on any depreciation of the Brazilian real relative to the U.S. dollar increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates and the Reference Currency Return Formula Work?” in this pricing supplement for more information.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Brazilian real or contracts related to the Brazilian real for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Brazilian real or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the United States, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Brazil and the United States, and between each country and its major trading partners;
•	political, civil or military unrest in Brazil and the United States; and
•	the extent of governmental surplus or deficit in Brazil and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil and the United States, and those of other countries important to international trade and finance.

•	THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE U.S. DOLLAR MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Brazil depends heavily on the export of commodities and the value of the Brazilian real relative to the U.S. dollar has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Brazilian real relative to the U.S. dollar and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Brazil and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
•	BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Brazilian real, which is an emerging markets currency, relative to the U.S. dollar. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Brazilian real and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of Brazil and the United States and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in

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their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Brazilian real relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

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Historical Information

The following graph shows the historical weekly performance of the Spot Rate, determined in the manner set forth under “Additional Key Terms — Spot Rate” in this pricing supplement, from January 4, 2019 through June 28, 2024.  The Spot Rate on June 28, 2024 was 5.5589.  The Reference Currency Return increases when the Brazilian real appreciates in value against the U.S. dollar.

We obtained the historical Spot Rates above and below from Refinitiv, without independent verification.  The historical Spot Rates should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on any Review Date.  There can be no assurance that the performance of the Brazilian real relative to the U.S. dollar will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

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Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Brazilian Real Relative to the U.S. Dollar” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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